# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LightInTheBox Holding Co., Ltd., CIK 0001523836
CUSIP: 53225G201
Title of class of securities: Ordinary shares, par value US$0.000067 per share American Depositary Shares, each representing twelve ordinary shares
Address of issuer's principal executive offices: 4 pandan crescent #03-03, Singapore, Singapore (U0), 128475
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001670362
Persons authorized to receive notices and communications: Zhu Guohui, Suite 2101, 21st Floor, Two Exchange Square, Central, Hong Kong, Hong Kong (K3), 00000, 852-3153-5809

## Reporting persons
- Zall Development Investment Company Limited (CIK 0001670362): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 50,000,000; sole dispositive power 0; shared dispositive power 50,000,000; aggregate amount beneficially owned 50,000,000 (22.7% of the class)
- Yan Zhi: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,188,512; shared voting power 50,000,000; sole dispositive power 11,188,512; shared dispositive power 50,000,000; aggregate amount beneficially owned 61,188,512 (27.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$0.000067 per share American Depositary Shares, each representing twelve ordinary shares
Name of issuer: LightInTheBox Holding Co., Ltd.
Address of issuer's principal executive offices: 4 pandan crescent #03-03, Singapore, Singapore (U0), 128475
Comment:
This Amendment No. 12 to the statement on Schedule 13D (this "Amendment") relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the "Issuer"). Twelve Ordinary Shares of the Issuer are represented by one American depositary share ("ADS"), effective on September 5, 2024, following the ratio change of the Issuer from the previous ratio of one ADS representing two Ordinary Shares to the current ratio of one ADS representing twelve Ordinary Shares. The Issuer's principal executive offices are located at 4 pandan crescent #03-03, Singapore (128475).

This Amendment supplements and amends the statement on Schedule 13D filed on April 11, 2016, amendment No. 1 filed thereto on October 21, 2016, amendment No. 2 filed thereto on March 30, 2017, amendment No. 3 filed thereto on May 9, 2017, amendment No. 4 filed on July 3, 2018, amendment No. 5 filed on November 13, 2018, amendment No. 6 filed on December 21, 2018, amendment No. 7 filed on December 28, 2018, amendment No. 8 filed on September 29, 2021, amendment No. 9 filed on January 7, 2022, amendment No. 10 filed on August 28, 2022 and amendment No.11 filed on September 6, 2024 (as amended, the "Initial Statement"). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following as the last paragraph under the heading "Further Matters":

From September 10, 2024 to September 12, 2024, Mr. Yan Zhi has acquired 1,470,372 Ordinary Shares in the form of ADS, from the open market at a weighted average price of $0.3148 per Ordinary Share. On September 12, 2024, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was approximately $0.3833 per Ordinary Share.

From March 26, 2025 to March 31, 2025, Mr. Yan Zhi has acquired 3,696,408 Ordinary Shares in the form of ADS, from the open market at a weighted average price of $0.1190 per Ordinary Share. On March 31, 2025, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was approximately $0.1667 per Ordinary Share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon the 220,668,763 Ordinary Shares outstanding as of December 31, 2024 as informed by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information contained on the cover pages of this amended Statement on Schedule 13D, which is incorporated by reference.

## Signatures
- Zall Development Investment Company Limited: /s/ Yan Zhi, Director (04/02/2025)
- Yan Zhi: /s/ Yan Zhi, Yan Zhi (04/02/2025)